UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934
___________________

Plan A Promotions, Inc.
(Exact name of registrant as specified in its charter)
___________________

Utah
(State or other jurisdiction of incorporation)

000-51638	16-1689008
(Commission File Number)	(I.R.S. employer identification No.)

9 Birchtree Lane
Sandy, UT 84092
(Address and Telephone Number of Registrant)
___________________

Brewer & Pritchard, P.C.
Attention: Heath C. Trisdale, Esq.
3 Riverway, Ste. 1800
Houston, Texas 77056
Tel: 713-209-2950
Fax: 713-209-2927
(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications on Behalf of Registrant)
___________________

Common Stock, $ 0.01 par value
(Title and Class of Securities registered pursuant to Section 12(g) of the Act)

August 3, 2011

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

PLAN A PROMOTIONS, INC.
9 Birchtree Lane
Sandy, UT 84092

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
PROMULGATED THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

August 3, 2011

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

INTRODUCTION

This Information Statement is being mailed on or about August 3, 2011 to holders of record on July 26, 2011 of shares of common stock, par value $0.01 per share (“Common Stock”), of Plan A Promotions, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule l4f-l promulgated thereunder.  This Information Statement is being delivered in connection with the appointment of a new member of the Board of Directors of the Company (the “Board”) and the resignation of three of our existing directors pursuant to the terms of certain Stock Purchase Agreement, dated as of June 14, 2011 (the “SPA”) described below.  The resignation of three of our existing directors will become effective following the expiration of the ten-day period from the date of mailing of this Information Statement under Rule l4f-l.

As of July 26, 2011, the Company had 10,000,000 shares of Common Stock issued and outstanding held by approximately 94 shareholders of record.  The Company’s Common Stock is the Company’s only class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held, each share being entitled to one vote.

Please read this Information Statement carefully.  It describes the terms of certain transactions consummated pursuant to the SPA that will result in a change of control of the Company, and contains certain biographical and other information concerning the executive officers and directors of the Company.  Additional information about the Company and the SPA is contained in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2011.

GENERAL

Plan A Promotions, Inc. is a shell company as defined in Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 12b-2 promulgated under the Exchange Act.  As a shell company, we have no current operations and no or nominal assets.  Our principal office is located at 9 Birchtree Lane Sandy, UT 84092 and our telephone number is (801) 231-1121.

On June 14, 2011, the Company and certain of its shareholders (the “Selling Shareholders”) entered into a Stock Purchase Agreement (“SPA”) with certain accredited investors (John Preftokis, Cameron Rothery, Boomcity Limited, Sandy Hintz, Jamie Hintz, Bernd Koehler, Joerg Schweizer, Daniel Muller, Allan Buchamer, Coppinger Limited, and Alderbourne Limited, collectively the “Purchasers”). Under the SPA, on June 22, 2011, the Purchasers purchased for an aggregate $400,000 cash payment 9,700,000 shares of Common Stock, consisting of 8,800,000 shares of newly issued Common Stock and 900,000 shares of Common Stock held by the Selling Shareholders.   Of the $400,000 purchase price, $88,000 was allocated towards the purchase of the 8,800,000 newly issued shares of Common Stock, and $312,000 was allocated towards the purchase of the Selling Shareholders’ shares of Common Stock.

In connection with the closing of the transactions contemplated by the SPA, on June 22, 2011, Alycia D. Anthony resigned as a director of the Company.  Ms. Anthony also resigned as President of the Company, effective ten days after the Company’s mailing to its shareholders of an Information Statement on Schedule 14F-1.  Nicholl Heieren resigned as a director and as Vice President of the Company, and Sharlene Doolin also resigned as a director and as Secretary of the Company, each effective ten days after the Company’s mailing to its shareholders of an Information Statement on Schedule 14F-1.

John Preftokis, 40, was appointed to serve as a director of the Company to fill the vacancy created by the resignation of Ms. Anthony, effective June 22, 2011. It is expected that Mr. Preftokis will also be appointed as the Company’s President and Chief Executive Officer effective upon the resignations of each of Alycia Anthony, Nicholl Heieren, and Sharlene Doolin.

In connection with the closing of the stock purchase under the SPA, the Purchasers obtained control of the Company by acquiring 97% of the Company’s issued and outstanding Common Stock and by having the Purchasers’ designee, John Preftokis, appointed a director of the Company.  The Purchasers paid the aggregate purchase price for the shares of Common Stock with personal funds.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;
COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Our executive officers and directors and their respective ages, positions and biographical information are set forth below.

Name	Age	Title
Alycia D. Anthony	36	President (Resigning)*
Nicholl Heieren	33	Vice President and Director (Resigning)*
Sharlene Doolin	61	Secretary and Director (Resigning)*
John Preftokis	40	Director*

* Effective ten days after this Information Statement has been filed and mailed to the Company’s shareholders, the resignation of Nicholl Heieren and Sharlene Doolin as directors of the Company will become effective, and John Preftokis will be the sole remaining director.  Additionally, effective ten days after this Information Statement has been filed and mailed to the Company’s shareholders, the resignations of Alicia Anthony, Nicholl Heieren, and Sharlene Doolin as executive officers of the Company shall become effective, and it is expected that John Preftokis will be appointed as the Company’s President and Chief Executive Officer.  All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.

Alycia D. Anthony, 36, has served as the Company’s President and as a director since December 2003.  Ms. Anthony graduated from the University of Utah, in Salt Lake City. She graduated with a bachelor of science, and masters in Economics. Ms. Anthony has been working in the public finance arena since 1996. She has worked for the consulting firm of KPMG, Peat Marwick, Consulting, Inc. She also worked with the Salt Lake Organizing Committee. For over the past four years Ms. Anthony has worked within the advertising, marketing and construction management industries.

Nicholl Heieren, 33, has served as the Company’s Vice President and as a director since December 2003. Ms. Heieren graduated from the University of Utah, in Salt Lake City, Utah. She graduated with a bachelor of fine arts. Ms. Heieren has worked within the film, fashion, and entertainment industry for the past nine years.

Sharlene Doolin, 61, has served as the Company’s Secretary and a director since July 2004. Ms. Doolin has been involved in the promotional merchandising industry for over the past fifteen years. Her experience within the promotional merchandise industry primarily involves working with non-profit associations and school organizations

John Preftokis 40, has served as a director of the Company since June 2011.  Since November 2002, Mr. Preftokis has been a senior desktop technician and website administration for Steve Padis Jewelry Plus Enterprises.  From January 2000 to August 2002, Mr. Preftokis was a system administrator for Arthur Andersen, LLP.  Prior thereto, Mr. Preftokis held a variety of IT related positions.  Mr. Preftokis holds a Bachelor of Science in Business Administration from California State University.

Involvement in Certain Legal Proceedings

There are currently no material pending legal proceedings to which the Company is a party or of which any of its property is the subject, in which any of the above referenced directors or officers is a party adverse to the Company or has a material interest adverse to the Company.

Furthermore, during the past ten years, none of the Company's officers or directors described above were involved in any legal proceedings that are material to an evaluation of the ability or integrity of such directors and officers.

Family Relationships

Alycia Anthony, the Company's President and director, is daughter to Sharlene Doolin, the Company's Secretary and director. Nicholl Heieren, the Company's Vice President and director, is a daughter-in-law to Sharlene Doolin and a sister-in-law to Alycia Anthony.

Certain Relationships and Related Party Transactions

Other than as otherwise set forth in this Information Statement or in any reports filed by the Company with the SEC, there have been no related party transactions since the beginning of the Company’s last fiscal year, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

If possible, proposed transactions between the Company and a related person are submitted to the disinterested directors serving on the Board of Directors, if any.  In making determinations regarding such proposed transactions, the disinterested directors consider, among other factors, whether the proposed transaction is in the Company’s best interest and is on terms no less favorable to the Company than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction. Though the foregoing procedures are not set forth in writing, the actions undertaken by the Board of Directors with respect to such proposed transactions are memorialized in the minutes and written consents of the Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s officers, directors and persons who own more than 10% of a registered class of the Company’s equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms filed by them.  Based solely on our review of the copies of such forms received by us with respect to our fiscal year ended September 30, 2010, or written representations from certain reporting persons, we believe all of our officers and directors and persons who own more than 10% of our Common Stock have met all applicable filing requirements.

CORPORATE GOVERNANCE

Director Independence

The Company’s securities are not currently listed on a national securities exchange or interdealer quotation system which would require that the Board of Directors include a majority of directors that are “independent.” Furthermore, no member of our Board of Directors or appointee would qualify as an “independent” director as such term is defined in the Nasdaq Global Market listing standards.

  Board Committees and Meetings

The Company does not maintain an audit committee, compensation committee or nominating committee, and the Board performs the functions of such committees. Because the Company will only have one director who owns a substantial number of the voting securities of the Company, the Board has determined that it is not necessary to have a standing nominating committee or procedures for submitting shareholder nominations. The Board has not established an audit or compensation committee for similar reasons. Furthermore, we have not designated any member of the Board of Directors as an audit committee financial expert because we are not required to do so at this time.

Immediately following completion of the transactions contemplated by the SPA as described above, it is anticipated that the current board governance structure will remain in place. Eventually, the Board will review the advisability of establishing audit, compensation and nominating committees to perform the functions normally performed by such groups.

From October 1, 2009 through September 30, 2010, the Board of Directors held no meetings.  The Company has no formal policy with regard to Board members' attendance at annual meetings of security holders and the Company did not hold an annual meeting during the year ended September 30, 2010.

Leadership Structure of the Board of Directors

John Preftokis is expected to become the President and Chief Executive Officer and the sole director of the Company upon the effective date of the resignations of Alicia Anthony, Nicholl Heieren, and Sharlene Doolin. Nothing in the Company’s Bylaws or other organizational documents would preclude the same person from simultaneously serving as the Board Chairman and as the Chief Executive Officer.  The Board intends to evaluate, from time to time as appropriate, whether the same individual should serve as Chairman of the Board and Chief Executive Officer or whether these positions should be held by different individuals, based on what the Board considers to be in the best interests of the Company and its shareholders. Due to the fact that the Company will only one Board member, the Board has chosen to permit the same individual to serve as both Chief Executive Officer and Chairman of the Board.

Shareholder Communications

A holder of Company Common Stock may contact one or more of the members of the Board of Directors in writing by sending such communication to the President at the Company’s address.  The President will forward shareholder communications to the appropriate director or directors for review.  Anyone who has a concern about the conduct of the Company or the Company’s accounting, internal accounting controls or auditing matters, may communicate that concern to the President or any member of the Board of Directors at the Company’s address.  Such communications may be submitted on a confidential and anonymous basis. Confidential communications should be mailed in an envelope marked “confidential.”

EXECUTIVE COMPENSATION

Compensation to Officers of the Company

The Company does not pay any compensation to its officers and has not paid compensation in any amount or of any kind to its executive officers for the years 2009 and 2010. There are no stock options or other derivative securities outstanding.

No stock has been issued to any officer, employee or director of the Company except in their capacity as investors. Although we have no current plan in existence, we may adopt a plan to pay or accrue cash compensation to our officers and directors for services rendered. We currently do not have a stock incentive plan for the benefit of officers, directors or employees, but our Board of Directors may recommend the adoption of such programs in the future.

Director Compensation

During 2009 and 2010, the directors of the Company were not compensated for their services as directors.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended September 30, 2010.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at September 30, 2010. No equity awards were made during the fiscal year ended September 30, 2010

Compensation Committee Interlocks and Insider Participation

            During the fiscal year ended September 30, 2010, we did not have a standing compensation committee.  Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee.  All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers; however, none of our executive officers received any compensation during the last fiscal year.  None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the ownership by any person known to us to be the beneficial owner of more than 5% of any class of our voting securities as of July 26, 2011, after giving effect to the transactions described above.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  The persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based upon 10,000,000 shares of common stock outstanding at that date.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Class Beneficially Owned
Beneficial Owners of more than 5%:
None
Named Executive Officers and Directors:
John Preftokis	4,859,700	48.6%
Alycia D. Anthony(1)	-	*
Nicholl Heieren(1)	-	*
Sharlene Doolin(1)	106,000(2)	*
All directors & executive officers as a group (4 persons)	4,965,7000	49.7%
___________
* Less than 1%

(1)
Nicholl Heieren is Alycia D. Anthony’s sister-in-law.  Sharlene Doolin is the mother of Alycia D. Anthony, and mother-in-law to Nicholl Heieren. Sharlene Doolin is married to Michael Doolin, a shareholder of the Company.

(2)
These shares are directly held by Michael Doolin.  As Michael Doolin’s wife, Sharlene Doolin may be deemed to be an indirect beneficial owner of 106,000 shares of the Company’s common stock held by Michael Doolin.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 26, 2011	Plan A Promotions, Inc.

/S/ ALYCIA D. ANTHONY
Alycia D. Anthony, President

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION
PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.